Exhibit 99.3

GDEV Strengthens Strategic Partnership with Royal Ark as Zombie Miner Reaches TOP-1 Position in its Genre

September 2, 2025 – Limassol, Cyprus – GDEV Inc. (Nasdaq: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), today announced that it has increased its total ownership in its portfolio studio, Royal Ark, to 57%, through the exercise of a previously negotiated conversion option. This move marks a deepening of the strategic partnership initiated in 2022, further reinforcing GDEV’s approach to empowering creative studios without compromising their autonomy. In connection with the exercise of the conversion option, GDEV and Royal Ark have entered into a new agreement superseding and replacing all prior arrangements and agreements between the parties and establishing new terms between the parties.

At the time of GDEV’s initial investment back in January 2022, the Royal Ark key title Dawn of Zombies exhibited stellar profitability but limited growth potential. The GDEV and Royal Ark teams made a joint decision to create a new product, unlocking the studio’s full potential and turning that vision into reality through Royal Ark‘s execution. This partnership culminated in the launch of Idle Zombie Miner, which was soft launched in early 2024 and, within just eighteen months, accumulated over 17 mln installs and reached TOP-1 position among games of its genre (Clicker/Idle), according to AppMagic. Preliminary unaudited results indicate that Zombie Miner generated approximately US $23 million in revenue in the first half of 2025.

Management of the studio remains firmly in the hands of its founder, Leonid Sirotin, who continues to oversee day-to-day management, product direction and team development. GDEV exercises strategic oversight at the portfolio level, allocating resources and sharing best practices. This model is designed to preserve Royal Ark’s entrepreneurial culture while ensuring that its projects benefit from GDEV’s scale and operational know-how.

“Royal Ark’s evolution reflects the strength of a partnership rooted in mutual respect, where a proven, visionary team is empowered with long-term strategic partners.” said Andrey Fadeev, Founder and CEO of GDEV. “We believed in the team’s vision from the outset, and today’s increased ownership signals our confidence in their ability to build enduring franchises.”

“I'm incredibly proud of my team and grateful to our partners - together, we made the success of Zombie Miner possible. I’d like to give special thanks to Royal Ark’s Game Director Andrey Garbuzov and Lead Producer Evgeny Serpokrylov, as well as to Andrey Fadeev, CEO of GDEV, and Anton Reinhold, CEO of Nexters. And of course, a heartfelt thank you to our players - everything we do at Royal Ark is for you, and we’ll keep working hard to deliver even more” - said Leonid Sirotin, Founder and CEO of Royal Ark.

About GDEV Inc.

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters, Cubic Games, Royal Ark, Game Gears, Light Hour Games among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D, Zombie Miner and others have accumulated over 550 million installs and $2.7 billion of bookings worldwide. For more information, please visit www.gdev.inc.

About Royal Ark

Royal Ark is a young international gaming company founded by Leonid Sirotin - a game industry veteran with over 20 years of experience and a strong track record of successful projects. Leonid assembled a team of seasoned professionals and built Royal Ark from the ground up. It is part of GDEV. A studio creating and launching the mobile games people have always dreamed of playing. Royal Ark operates independently and on its own terms - with care for players, perfectionism, and relentless attention to detail. Millions of players around the world reaffirm that this approach is the right one.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2024 Annual Report on Form 20-F, filed by the Company on September 2, 2025, and other documents filed by the Company from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.